

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Via Email
Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

>   **Re: Solar Acquisition Corp.**
>   **Item 4.01 Form 8-K**
>   **Filed April 15, 2011**
>   **File No. 1-34438**

Dear Mr. Klamka:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K Filed April 15, 2011

1. Our records show your file number as 1-34438 rather than 0-24835 that appears on the cover page. Please revise or advise.

2. Please revise your disclosure regarding the period during which there were no disagreements with your former accountant. This period should include the two most recent fiscal years and any subsequent interim period through April 1, 2011, the date that Gruber & Company, LLC resigned. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

3. We note your disclosure that there were no events reportable under Item 304(a)(1)(iv) of Regulation S-B. We remind you that in February 2008, Regulation S-B was superceded by the scaled disclosure requirements of Regulation S-K and Regulation S-X. Please

revise your disclosure so that you refer to the applicable rules, in this instance Item 304 of Regulation S-K, and confirm that you will not apply Regulation S-B or refer to Regulation S-B in future filings.

4.   We note that your former auditor was Gruber & Company, LLC. We also note that the letter in Exhibit 16.1 is from Randall Gruber Certified Public Accountants & Consultants and signed by Randall Gruber. Please explain to us if these firms are related and why the letter included is acceptable under Item 304(a)(3) of Regulation S-K

5.   Please file an updated letter from Gruber & Company, LLC as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

6.   Please revise your disclosure regarding the period during which there were no consultations with your new accountants. This period should include the two most recent fiscal years and any subsequent interim period prior to engaging that accountant. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at (202) 551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief